--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           of Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               ----------------

                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))

                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                      (Name of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   141684100
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Mark W. Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois 60611
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

                                   Copies to:

       Peter Lillevand            Adrienne Lilly              Pran Jha
    Orrick, Herrington &       50 West San Fernando        Sidley & Austin
        Sutcliffe LLP                 Street               Bank One Plaza
  Old Federal Reserve Bank           7th Floor        10 South Dearborn Street
          Building             San Jose, California    Chicago, Illinois 60603
     400 Sansome Street                95113            Telephone: (312) 853-
  San Francisco, California    Telephone: (408) 938-            7000
            94111                      0260
  Telephone: (415) 392-1122

   Check the appropriate boxes below to designate any transactions to which the statements relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Acquisition Corp., a Delaware corporation ("Purchaser") and Career Holdings, Inc. a Delaware corporation ("Career Holdings"), on July 25, 2000 as amended by Amendment No. 1 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") of CareerBuilder, Inc., a Delaware corporation ("Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11.

   Section 14 of the Offer to Purchase ("Legal Matters; Required Regulatory Approvals") is hereby amended and supplemented by adding the following thereto:

   "On July 28, 2000, an amended complaint to the lawsuit entitled Caroline Teitelbaum v. Peter J. Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune Company, was filed in the Chancery Court in and for New Castle County, Delaware by a plaintiff seeking to assert claims on behalf of a class of all stockholders of CareerBuilder. The amended complaint alleges that the CareerBuilder Board breached its fiduciary duties to the CareerBuilder stockholders by appointing a special committee whose members suffered from conflicts of interest and by entering into the Merger Agreement allegedly without conducting an adequate process and containing a termination fee provision that will inhibit competing bidders. The amended complaint alleges that Tribune and Knight-Ridder, Inc. aided and abetted the CareerBuilder Board's alleged breaches. The plaintiff seeks injunctive relief against the transaction or if consummated, recission of the transaction and/or damages. CareerBuilder and Career Holdings believe that the amended complaint is without merit and intend to defend the claims vigorously."

   The full text of the amended complaint is attached hereto as Exhibit
(a)(5)(E) and incorporated herein by reference.

Item 12. Exhibits.

 (a)(5)(E) Amended Complaint of Caroline Teitelbaum against Peter J. Barris,
           David C. Wetmore, Gary C. Butler, Robert J. McGovern, James A.
           Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and Tribune
           Company.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          Career Holdings, Inc.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name:         David D. Hiller
                                          Title:  President and Assistant
                                                   Secretary

                                          CB Acquisition Corp.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name:         David D. Hiller
                                          Title:  President and Assistant
                                                   Secretary

                       SCHEDULE 13E-3

                                          CareerBuilder, Inc.

                                                    Robert J. McGovern
                                          By: _________________________________
                                          Name:         Robert J. McGovern
                                          Title:  Chairman of the Board,
                                                  President and Chief
                                                  Executive officer

Date: August 1, 2000

                                 EXHIBIT INDEX

      Exhibit
        No.                             Description
      -------                           -----------
     (a)(5)(E) Amended Complaint of Caroline Teitelbaum against Peter J.
               Barris, David C. Wetmore, Gary C. Butler, Robert J. McGovern,
               James A. Tholen, CareerBuilder, Inc., Knight-Ridder, Inc. and
               Tribune Company.